FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated January 24, 2012 entitled, “CN reports Q4-2011 net income of $592 million, or C$1.32 per diluted share, on best-ever quarterly revenue.”

“Q4-2011 adjusted diluted EPS increased 20 per cent to C$1.30”

“Full-year 2011 adjusted diluted EPS increased 15 per cent to C$4.84 on record annual carloadings and revenues”

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2011 net income of C$592 million, or C$1.32 per diluted share, on best-ever quarterly revenue

Q4-2011 adjusted diluted EPS increased 20 per cent to C$1.30 (1)

Full-year 2011 adjusted diluted EPS increased 15 per cent to C$4.84 on record annual carloadings and revenues (1)

MONTREAL, Jan. 24, 2012 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2011.
.

Fourth-quarter and full-year 2011 highlights

•	Net income for the final quarter of 2011 was C$592 million, or C$1.32 per diluted share, versus fourth-quarter 2010 net income of C$503 million, or C$1.08 per diluted share.
•
Adjusted Q4-2011 net income of C$581 million increased by 16 per cent over comparable adjusted 2010 net income of C$503 million, with Q4-2011 adjusted diluted earnings per share (EPS) of C$1.30, up 20 per cent over adjusted diluted EPS of C$1.08 for the final quarter of 2010. (1)

•	Operating income for the fourth quarter of 2011 increased eight per cent to C$839 million.
•	Fourth-quarter revenues increased 12 per cent to a best-ever C$2,377 million, while carloadings grew by four per cent and revenue ton-miles increased three per cent.
•	Fourth-quarter operating ratio was 64.7 per cent, a 1.3-point increase compared with 63.4 per cent for the 2010 final quarter.
•	Full-year revenues increased nine per cent to a record C$9,028 million, while full-year 2011 carloadings rose four per cent and revenue ton-miles increased five per cent.
•	2011 free cash flow increased to C$1,175 million from C$1,122 million for 2010. (1)

Net income for full-year 2011 was C$2,457 million, or C$5.41 per diluted share, compared with 2010 net income of C$2,104 million, or C$4.48 per diluted share.

The financial results for both years included a number of items that affect the comparability of the results, including in 2011 an after-tax gain on the disposal of a segment of CN’s Kingston subdivision known as the Lakeshore East of C$254 million, or C$0.55 per diluted share, and an after-tax gain of C$38 million (C$0.08 per diluted share) on the sale of the assets of IC RailMarine Terminal Company. Excluding items in both years, adjusted 2011 net income was C$2,194 million, or C$4.84 per diluted share, compared with 2010 adjusted net income of C$1,973 million, or C$4.20 per diluted share. Adjusted diluted EPS for 2011 increased by 15 per cent. (1)

Claude Mongeau, CN president and chief executive officer, said: “Solid operational and service performance helped CN deliver exceptional financial results for the fourth quarter and 2011 as a whole. Our broad-based service innovation benefited our customers and enabled us to grow our business faster than the overall economy and close the year with record carloadings and revenues. Moving forward, our goal of becoming a true supply chain enabler is the foundation of our commitment to deliver solid shareholder value.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s 2011 fourth-quarter net income would have been lower by C$2 million (nil impact per diluted share), and its 12-month net income higher by C$43 million, or C$0.09 per diluted share. (1)

Positive 2012 outlook, increased dividend (2)
Mongeau said: “Although the economic recovery may be affected by global uncertainty, CN believes the gradual improvement in the North American economy will continue in 2012. Despite significant headwinds from additional pension expense of about C$120 million in 2012, CN is aiming to achieve a growth of up to 10 per cent in diluted earnings per share (EPS) over adjusted diluted EPS of C$4.84 for 2011. CN also expects to generate 2012 free cash flow in the order of C$875 million, which is in line with 2011 excluding major asset sales.” (1)

Mongeau added: “With a strong balance sheet and solid prospects for earnings and free cash flow generation, I’m pleased to announce that our Board of Directors has approved a 15 per cent increase in CN’s 2012 quarterly common-share dividend.”

Fourth-quarter 2011 revenues and expenses
Revenues for the fourth quarter of 2011 increased by 12 per cent to C$2,377 million. All but one of CN’s commodity groups experienced increased revenues: metals and minerals (30 per cent), intermodal (16 per cent), petroleum and chemicals (14 per cent), automotive (13 per cent), forest products (12 per cent), and grain and fertilizers (three per cent.) Coal revenues were flat. Revenue ton-miles increased three per cent over the fourth quarter of 2010, while rail freight revenue per revenue ton-mile increased by nine per cent.

Total operating expenses for the fourth quarter increased by 15 per cent to C$1,538 million.

Full-year 2011 revenues and expenses
Revenues for the year increased by nine per cent to C$9,028 million, mainly attributable to higher freight volumes, due to a modest improvement in the North American and global economies and to the Company’s performance above base market conditions in a number of segments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues in the first nine months of the year.

All commodity groups saw revenue increases for 2011: metals and minerals (17 per cent), intermodal (14 per cent), grain and fertilizers (seven per cent), petroleum and chemicals (seven per cent), forest products (seven per cent), automotive (six per cent), and coal (three per cent).  Revenue ton-miles for the year increased by five per cent from 2010, while rail freight revenue per revenue ton-mile increased by four per cent.

Operating expenses for 2011 increased by nine per cent to C$5,732 million, mainly due to higher fuel costs, purchased service and material expense, labor and fringe benefits expense as well as higher depreciation and amortization. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses, particularly in the first nine months of 2011, and lower casualty and other expense.

CN’s operating ratio for 2011 was 63.5 per cent, compared with 63.6 per cent for 2010, a 0.1-point reduction.

(1)	Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.
(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2012 outlook.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN made a number of economic and market assumptions in preparing its 2012 outlook. The Company is forecasting that North American industrial production for the year will increase by about three per cent. CN also expects U.S. housing starts to be around 700,000 units and U.S. motor vehicles sales to be approximately 13.5 million units for the year. In addition, CN is assuming the 2012/2013 grain crops in both Canada and the U.S. will be in line with five-year averages. With respect to the 2011/2012 crop, U.S. corn and soybean production is slightly below -- and exports are projected to be significantly below -- the prior year’s crop. Canadian 2011/2012 grain production and export forecasts are moderately above the prior year’s crop. With these assumptions, CN is targeting carload growth in the mid-single digit range, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be around parity for 2012, and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$100 per barrel. In 2012, CN plans to invest approximately C$1.75 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

	Three months ended		Year ended
	December 31		December 31

	2011	2010	2011	2010

Revenues	$2,377	$2,117	$9,028	$8,297

Operating expenses
Labor and fringe benefits	511	423	1,812	1,744
Purchased services and material	295	282	1,120	1,036
Fuel	382	291	1,412	1,048
Depreciation and amortization	231	220	884	834
Equipment rents	63	62	228	243
Casualty and other	56	65	276	368
Total operating expenses	1,538	1,343	5,732	5,273

Operating income	839	774	3,296	3,024

Interest expense	(85)	(87)	(341)	(360)

Other income	21	12	401	212
Income before income taxes	775	699	3,356	2,876

Income tax expense	(183)	(196)	(899)	(772)
Net income	$592	$503	$2,457	$2,104

Earnings per share
Basic	$1.33	$1.09	$5.45	$4.51

Diluted	$1.32	$1.08	$5.41	$4.48

Weighted-average number of shares
Basic	444.3	461.1	451.1	466.3

Diluted	447.3	464.8	454.4	470.1
Certain of the 2010 figures have been restated to conform to the 2011 presentation.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2011 and December 31, 2010, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2011 and 2010. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2011 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	December 31	December 31
	2011	2010

Assets

Current assets:
Cash and cash equivalents	$101	$490
Restricted cash and cash equivalents	499	-
Accounts receivable	820	775
Material and supplies	201	210
Deferred and receivable income taxes	122	53
Other	105	62
Total current assets	1,848	1,590

Properties	23,917	22,917
Intangible and other assets	261	699

Total assets	$26,026	$25,206

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,580	$1,366
Current portion of long-term debt	135	540
Total current liabilities	1,715	1,906

Deferred income taxes	5,333	5,152
Pension and other postretirement benefits, net of current portion	1,095	510
Other liabilities and deferred credits	762	823
Long-term debt	6,441	5,531

Shareholders' equity:
Common shares	4,141	4,252
Accumulated other comprehensive loss	(2,839)	(1,709)
Retained earnings	9,378	8,741

Total shareholders' equity	10,680	11,284

Total liabilities and shareholders' equity	$26,026	$25,206

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2011 and December 31, 2010, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2011 and 2010. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2011 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2011	2010	2011	2010

Common shares (1)
Balance, beginning of period	$4,149	$4,270	$4,252	$4,266
Stock options exercised and other	24	15	74	124
Share repurchase programs	(32)	(33)	(185)	(138)
Balance, end of period	$4,141	$4,252	$4,141	$4,252

Accumulated other comprehensive loss
Balance, beginning of period	$(1,647)	$(973)	$(1,709)	$(948)
Other comprehensive income (loss):
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(185)	(201)	130	(330)
Translation of US dollar-denominated debt
designated as a hedge of the net investment in U.S. subsidiaries	180	193	(122)	315
Pension and other postretirement benefit plans:
Net actuarial loss arising during the period	(1,541)	(931)	(1,541)	(931)
Prior service cost arising during the period	(28)	(5)	(28)	(5)
Amortization of prior service cost included in net
periodic benefit cost (income)	2	-	4	2
Amortization of net actuarial loss included in net
periodic benefit cost (income)	2	(1)	8	1
Derivative instruments	(1)	-	(2)	(1)
Other comprehensive loss before income taxes	(1,571)	(945)	(1,551)	(949)
Income tax recovery	379	209	421	188
Other comprehensive loss	(1,192)	(736)	(1,130)	(761)
Balance, end of period	$(2,839)	$(1,709)	$(2,839)	$(1,709)

Retained earnings
Balance, beginning of period	$9,154	$8,560	$8,741	$7,915

Net income	592	503	2,457	2,104
Share repurchase programs	(224)	(197)	(1,235)	(775)
Dividends	(144)	(125)	(585)	(503)
Balance, end of period	$9,378	$8,741	$9,378	$8,741
(1)
During the three months and year ended December 31, 2011, the Company issued 0.7 million and 2.6 million common shares, respectively, as a result of stock options exercised and repurchased 3.4 million and 19.9 million common shares, respectively, under its 2011 share repurchase programs. At December 31, 2011, the Company had 442.1 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2011	2010	2011	2010

Operating activities
Net income	$592	$503	$2,457	$2,104
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	231	220	884	834
Deferred income taxes	204	74	531	418
Gain on disposal of property	-	-	(348)	(152)
Changes in operating assets and liabilities:
Accounts receivable	(34)	19	(51)	(3)
Material and supplies	70	59	11	(43)
Accounts payable and other	(68)	273	34	285
Other current assets	(11)	(12)	(2)	13
Other, net	(393)	(81)	(540)	(457)
Net cash provided by operating activities	591	1,055	2,976	2,999

Investing activities
Property additions	(613)	(762)	(1,625)	(1,586)
Disposal of property	-	1	369	168
Change in restricted cash and cash equivalents	(10)	-	(499)	-
Other, net	4	14	26	35
Net cash used in investing activities	(619)	(747)	(1,729)	(1,383)

Financing activities
Issuance of debt	1,165	-	1,361	-
Repayment of debt	(858)	(26)	(1,083)	(184)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	21	14	77	115
Repurchase of common shares	(256)	(230)	(1,420)	(913)
Dividends paid	(144)	(125)	(585)	(503)
Net cash used in financing activities	(72)	(367)	(1,650)	(1,485)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	9	1	14	7
Net increase (decrease) in cash and cash equivalents	(91)	(58)	(389)	138
Cash and cash equivalents, beginning of period	192	548	490	352
Cash and cash equivalents, end of period	$101	$490	$101	$490

Supplemental cash flow information
Net cash receipts from customers and other	$2,336	$2,201	$8,995	$8,404
Net cash payments for:
Employee services, suppliers and other expenses	(1,092)	(987)	(4,643)	(4,334)
Interest	(80)	(102)	(329)	(366)
Personal injury and other claims	(49)	(17)	(97)	(64)
Pensions	(365)	(12)	(468)	(427)
Income taxes	(159)	(28)	(482)	(214)
Net cash provided by operating activities	$591	$1,055	$2,976	$2,999
Certain of the 2010 figures have been restated to conform to the 2011 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Year ended
	December 31		December 31
	2011	2010	2011	2010

Statistical operating data

Rail freight revenues ($ millions)	2,132	1,896	8,111	7,417
Gross ton miles (GTM) (millions)	92,128	87,813	357,927	341,219
Revenue ton miles (RTM) (millions)	48,156	46,586	187,753	179,232
Carloads (thousands)	1,232	1,190	4,873	4,696
Route miles (includes Canada and the U.S.) (1)	20,000	20,600	20,000	20,600
Employees (end of period)	23,230	22,279	23,230	22,279
Employees (average for the period)	23,314	22,229	22,985	21,967

Productivity

Operating ratio (%)	64.7	63.4	63.5	63.6
Rail freight revenue per RTM (cents)	4.43	4.07	4.32	4.14
Rail freight revenue per carload ($)	1,731	1,593	1,664	1,579
Operating expenses per GTM (cents)	1.67	1.53	1.60	1.55
Labor and fringe benefits expense per GTM (cents)	0.55	0.48	0.51	0.51
GTMs per average number of employees (thousands)	3,952	3,950	15,572	15,533
Diesel fuel consumed (US gallons in millions)	94.3	91.2	367.7	355.7
Average fuel price ($/US gallon)	3.55	2.83	3.39	2.64
GTMs per US gallon of fuel consumed	977	963	973	959

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.32	1.75	1.55	1.72
Accident rate per million train miles (2)	1.96	2.52	2.25	2.23

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	38.1	35.0	38.1	35.0
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2010 figures have been restated to conform with the 2011 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended December 31				Year ended December 31

	2011	2010	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2011	2010	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	377	331	14%	13%	1,420	1,322	7%	10%
Metals and minerals	278	214	30%	29%	1,006	861	17%	20%
Forest products	329	293	12%	12%	1,270	1,183	7%	10%
Coal	149	149	-	(1%)	618	600	3%	5%
Grain and fertilizers	413	401	3%	2%	1,523	1,418	7%	10%
Intermodal	464	400	16%	16%	1,790	1,576	14%	15%
Automotive	122	108	13%	12%	484	457	6%	9%
Total rail freight revenues	2,132	1,896	12%	12%	8,111	7,417	9%	12%
Other revenues	245	221	11%	10%	917	880	4%	6%
Total revenues	2,377	2,117	12%	12%	9,028	8,297	9%	11%

Revenue ton miles (millions)
Petroleum and chemicals	8,532	7,950	7%	7%	32,962	31,190	6%	6%
Metals and minerals	5,119	4,154	23%	23%	18,899	16,443	15%	15%
Forest products	7,345	7,055	4%	4%	29,336	28,936	1%	1%
Coal	4,685	5,118	(8%)	(8%)	19,980	19,766	1%	1%
Grain and fertilizers	11,900	12,700	(6%)	(6%)	45,468	44,549	2%	2%
Intermodal	9,950	9,011	10%	10%	38,563	35,803	8%	8%
Automotive	625	598	5%	5%	2,545	2,545	-	-
	48,156	46,586	3%	3%	187,753	179,232	5%	5%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.43	4.07	9%	8%	4.32	4.14	4%	7%
Commodity groups:
Petroleum and chemicals	4.42	4.16	6%	6%	4.31	4.24	2%	4%
Metals and minerals	5.43	5.15	5%	5%	5.32	5.24	2%	5%
Forest products	4.48	4.15	8%	7%	4.33	4.09	6%	9%
Coal	3.18	2.91	9%	9%	3.09	3.04	2%	4%
Grain and fertilizers	3.47	3.16	10%	9%	3.35	3.18	5%	8%
Intermodal	4.66	4.44	5%	5%	4.64	4.40	5%	6%
Automotive	19.52	18.06	8%	7%	19.02	17.96	6%	9%

Carloads (thousands)
Petroleum and chemicals	139	136	2%	2%	560	549	2%	2%
Metals and minerals	261	244	7%	7%	1,013	990	2%	2%
Forest products	109	106	3%	3%	443	423	5%	5%
Coal	110	123	(11%)	(11%)	464	499	(7%)	(7%)
Grain and fertilizers	152	164	(7%)	(7%)	592	579	2%	2%
Intermodal	408	369	11%	11%	1,584	1,455	9%	9%
Automotive	53	48	10%	10%	217	201	8%	8%
	1,232	1,190	4%	4%	4,873	4,696	4%	4%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,731	1,593	9%	8%	1,664	1,579	5%	8%
Commodity groups:
Petroleum and chemicals	2,712	2,434	11%	11%	2,536	2,408	5%	8%
Metals and minerals	1,065	877	21%	21%	993	870	14%	17%
Forest products	3,018	2,764	9%	9%	2,867	2,797	3%	5%
Coal	1,355	1,211	12%	11%	1,332	1,202	11%	13%
Grain and fertilizers	2,717	2,445	11%	11%	2,573	2,449	5%	7%
Intermodal	1,137	1,084	5%	5%	1,130	1,083	4%	5%
Automotive	2,302	2,250	2%	1%	2,230	2,274	(2%)	1%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three months and year ended December 31, 2011, the Company reported adjusted net income of $581 million, or $1.30 per diluted share and $2,194 million, or $4.84 per diluted share, respectively. The adjusted figures for the three months and year ended December 31, 2011 exclude an income tax recovery of $11 million ($0.02 per diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. The adjusted figures for the year ended December 31, 2011 exclude a net deferred income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, a gain on disposal of a segment of the Company’s Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per diluted share) and a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.08 per diluted share).
For the three months and year ended December 31, 2010, the Company reported adjusted net income of $503 million, or $1.08 per diluted share and $1,973 million, or $4.20 per diluted share, respectively. The adjusted figures for the year ended December 31, 2010 exclude a gain on disposal of a portion of the property known as the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2011 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and year ended December 31, 2011 and 2010, to the adjusted performance measures presented herein.

	Three months ended			Year ended
	December 31, 2011			December 31, 2011

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,377	$-	$2,377	$9,028	$-	$9,028
Operating expenses	1,538	-	1,538	5,732	-	5,732
Operating income	839	-	839	3,296	-	3,296
Interest expense	(85)	-	(85)	(341)	-	(341)
Other income	21	-	21	401	(348)	53
Income before income taxes	775	-	775	3,356	(348)	3,008
Income tax expense	(183)	(11)	(194)	(899)	85	(814)
Net income	$592	$(11)	$581	$2,457	$(263)	$2,194
Operating ratio	64.7%		64.7%	63.5%		63.5%
Basic earnings per share	$1.33	$(0.02)	$1.31	$5.45	$(0.57)	$4.88
Diluted earnings per share	$1.32	$(0.02)	$1.30	$5.41	$(0.57)	$4.84

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Year ended
	December 31, 2010			December 31, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,117	$-	$2,117	$8,297	$-	$8,297
Operating expenses	1,343	-	1,343	5,273	-	5,273
Operating income	774	-	774	3,024	-	3,024
Interest expense	(87)	-	(87)	(360)	-	(360)
Other income	12	-	12	212	(152)	60
Income before income taxes	699	-	699	2,876	(152)	2,724
Income tax expense	(196)	-	(196)	(772)	21	(751)
Net income	$503	$-	$503	$2,104	$(131)	$1,973
Operating ratio	63.4%		63.4%	63.6%		63.6%
Basic earnings per share	$1.09	$-	$1.09	$4.51	$(0.28)	$4.23
Diluted earnings per share	$1.08	$-	$1.08	$4.48	$(0.28)	$4.20

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates for the three months and year ended December 31, 2011 were $1.02 and $0.99 per US$1.00, respectively, and $1.01 and $1.03, respectively, for 2010.
On a constant currency basis, the Company’s 2011 fourth quarter net income would have been lower by $2 million (no impact per diluted share) and the twelve-month net income would have been higher by $43 million, or $0.09 per diluted share. The following table presents a reconciliation of 2011 net income as reported to net income on a constant currency basis:

	Three months ended	Year ended
In millions	December 31, 2011	December 31, 2011

Net income, as reported	$592	$2,457

Adjustments:
Negative (positive) impact due to the strengthening (weakening) Canadian dollar included in net income	(2)	39
Increase due to the strengthening Canadian dollar on additional year-over-year US$ net income	-	4
Impact of foreign exchange using constant currency rates	(2)	43
Net income, on a constant currency basis	$590	$2,500

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company utilized $153 million and generated $1,175 million of free cash flow for the three months and year ended December 31, 2011, respectively, compared to generated free cash flow of $184 million and $1,122 million for the same periods in 2010, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program, if any, and in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, for the impact of major acquisitions, if any, and the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31
In millions	2011	2010	2011	2010

Net cash provided by operating activities	$591	$1,055	$2,976	$2,999
Net cash used in investing activities	(619)	(747)	(1,729)	(1,383)
Net cash provided (utilized) before financing activities	(28)	308	1,247	1,616

Adjustments:
Dividends paid	(144)	(125)	(585)	(503)
Change in restricted cash and cash equivalents	10	-	499	-
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	9	1	14	7
Change in accounts receivable securitization	-	-	-	2
Free cash flow	$(153)	$184	$1,175	$1,122

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 24, 2012	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel